Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com
LONDON, UNITED KINGDOM || January 21, 2025

IVICA KROLO APPOINTED AS NEW
CHIEF FINANCIAL OFFICER OF THE BIRKENSTOCK GROUP

Birkenstock Holding plc (“BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) has announced the appointment of Ivica Krolo as Chief Financial Officer (“CFO“) of the BIRKENSTOCK Group, effective from February 1, 2025. He will succeed Dr. Erik Massmann, who will step down from his duties as of January 31, 2025.

BIRKENSTOCK and Mr. Massmann have agreed that Mr. Massmann will step down as CFO as of January 31, 2025. He will actively support the handover process to ensure a seamless transition. Mr. Massmann and his successor, Ivica Krolo, will jointly present the first fiscal quarter 2025 (ended December 31, 2024) financial results during the conference call scheduled for Thursday, February 20, 2025. The Company confirms that no changes in its goals or objectives are planned and reiterates the guidance for FY 2025 as announced on December 18, 2024.

Ivica Krolo joins the BIRKENSTOCK Group from EMH Partners, a growth investment firm that invests in owner-managed technology companies, where he has served as Partner and CFO since 2015. He was a member of the Investment Advisory Committee and responsible for the areas of finance, tax, legal and corporate administration. Prior to this, Mr. Krolo was a Certified Public Auditor and Manager at PricewaterhouseCoopers, where he focused on auditing and advising listed and mid-sized companies, and, before that, an Audit Manager and Tax Consultant at Mazars, a leading global professional services network providing audit and assurance, tax, advisory and consulting services. Mr. Krolo holds a Master of Arts in Auditing, Finance and Taxation from the Universities of Applied Sciences Münster and Osnabrück and qualified as German Tax Advisor and Certified Public Auditor in 2013.

As regards these changes, Oliver Reichert, Chief Executive Officer of the BIRKENSTOCK Group, comments: “We are excited to welcome Ivica to BIRKENSTOCK. He is an experienced finance executive with a deep understanding of the regulatory landscape in which we operate and with a significant operational and financial planning expertise. With his pragmatic hands-on and people-first approach, Ivica is a great fit for our global BIRKENSTOCK family. I am looking forward to working with him and to further shaping the Global Finance function as a backbone for sustainable and profitable growth, and to writing the next chapter of our success story”.

1	BIRKENSTOCK HOLDING PLC || press release || January 21, 2025

Oliver Reichert then continues: “On behalf of the board and our leadership team, I would like to thank Erik for his achievements and his willingness to support the handover. In a moment when the role of the CFO was mission-critical when preparing for our IPO, Erik and his team made a valuable contribution to strengthening capital market readiness and communicating our financial performance to the investment community. I wish him all the best for his professional and personal future”.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

2	BIRKENSTOCK HOLDING PLC || press release || January 21, 2025